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SEC MAIL PROCESSING
RECEIVED
MAR - 1 2005
WASH. D.C.
213 SECTION

SEC FILE NUMBER
8-51792

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Collins Stewart, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Avenue, 41st Floor
(No. and Street)

New York,	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John A. Terech, Jr. (212) 652-9020
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York,	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02).

AFFIRMATION

I, John A. Terech, Jr., affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Collins Stewart, Inc. for the year ending December 31, 2004 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature 2/18/05
Date

John A. Terech, Jr. Senior Vice President
Name Title

ENEROLIZA PAULINO
Notary Public - State of New York
No. 01PA6110132
Qualified in Bronx County
My Commission Expires May 25, 2008

Subscribed and sworn to before me
on this 18th day of February, 2005.



Notary Public

COLLINS STEWART, INC.
(A Wholly-Owned Subsidiary of Collins Stewart Tullett Holdings Inc.)

TABLE OF CONTENTS

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COLLINS STEWART, INC.
(A Wholly-Owned Subsidiary of
Collins Stewart Tullett Holdings Inc.)
(SEC I.D. NO. 8-51792)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2005
WASH. D.C. 213 SECTION

INDEPENDENT AUDITORS' REPORT

To the Director and Stockholder of
Collins Stewart Inc.:

We have audited the accompanying statement of financial condition of Collins Stewart Inc., (the "Company") as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Collins Stewart Inc. at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 18, 2005

COLLINS STEWART, INC.

(A Wholly-Owned Subsidiary of Collins Stewart Tullett Holdings Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CASH AND CASH EQUIVALENTS	$4,387,921
DUE FROM AFFILIATE—Net	1,019,676
RECEIVABLE FROM CLEARING ORGANIZATION	515,834
FURNITURE AND EQUIPMENT, at cost (less accumulated depreciation of $665,999)	154,443
TAXES RECEIVABLE	112,991
OTHER ASSETS	55,743
TOTAL	$6,246,608

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued compensation	$2,277,505
Accounts payable and accrued expenses	257,693
	2,535,198
SUBORDINATED LIABILITIES	700,000
STOCKHOLDER'S EQUITY:	
Common stock	
Par value, $1.00 per share; 1,000 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	599,900
Retained earnings	2,411,410
Total stockholder's equity	3,011,410
TOTAL	$6,246,608

See notes to Statement of Financial Condition.

1. ORGANIZATION AND NATURE OF BUSINESS

In March 2003, Collins Stewart Holdings plc, the ultimate parent company, acquired all of the outstanding stock of Tullett plc, and was subsequently renamed Collins Stewart Tullett plc. For the majority of the year Collins Stewart, Inc. (the "Company") was a wholly-owned subsidiary of Collins Stewart Limited. On December 31, 2004, the Company was included in a group-wide re-organization such that it's immediate parent company changed from Collins Stewart Limited to Collins Stewart Tullett Holdings Inc. (the "Parent").

The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company, incorporated on April 6, 1998 under the laws of the State of Delaware, conducts business from its office in New York City. The Company obtained approval of its NASD membership application and began operations in September 1999.

The Company is engaged in brokerage activities acting as an agent for U.S. institutional customers in the purchase and sale of UK, US and European equity securities and American Depository Receipts ("ADR"). All UK and European equity securities transactions are cleared through Collins Stewart Limited (an "affiliate"), a clearing broker, on a fully disclosed basis and accordingly, the Company does not carry securities accounts for these customers or perform custodial functions relating to their securities. The clearing broker has the right to charge the Company for unsecured losses that result from customer's failure to complete such transactions. All US equities securities and ADR transactions are cleared through Spear Leeds & Kellogg.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents—As at December 31, 2004, cash and cash equivalents are comprised principally of cash and money market instruments at a major US financial institution.

Furniture and Equipment—Furniture and equipment are reported at cost, net of accumulated depreciation. Depreciation is provided for furniture and equipment on a straight-line basis over the estimated useful life of the assets. The assets are depreciated over four years.

Income Taxes—Deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates.

Foreign Currency Transactions—Foreign currency transactions (principally commissions earned) are translated at the rates in effect during the period. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the rate of exchange prevailing at the close of business at the statement of financial condition date. Gains and losses arising from these transactions are reflected in the statement of income.

Receivable from Clearing Organization—A deposit of approximately $500,000 is held to meet the collateral agreement of the Company's clearing organization.

Other Assets—Other assets represent prepaid expenses.

3. TRANSACTIONS WITH AFFILIATE

Due from an affiliate at December 31, 2004, consists of the following:

Commissions	$ 1,821,230
Management fees	63,778
Interest expense	(25,890)
Clearing and settlement fees	(781,176)
Other	(58,266)
Net	$ 1,019,676

4. INCOME TAXES

At December 31, 2004, the Company had a net deferred tax asset of $93,841 and a current income tax receivable of $19,153. This deferred tax asset is primarily attributable to temporary differences arising from certain organization and start-up costs. The Company believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax asset. Management believes no valuation allowance is necessary.

5. EMPLOYEE BENEFIT PLANS

All employees of the Company may participate in the Company's qualified 401(k) retirement plan provided they have reached the age of 18 years. The Company matches employee contribution amounts, up to a maximum of 5% of employee compensation. Additional employer contributions to this plan are made at the discretion of the Company. The Company also contributes to a money purchase plan for employees who have met certain service requirements.

6. SUBORDINATED LIABILITIES

Subordinated liabilities consist of one floating rate subordinated loan from an affiliate, which pays interest quarterly.

Subordinated Notes	Maturity Date	Interest Rate	Amount
Floating rate subordinated loan agreement	August 31, 2009	Prime + 3%	$ 700,000

The borrowing under this agreement qualifies as regulatory capital and the agreement includes all statutory restrictions specified by the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (the "SEC").

7. NET CAPITAL REQUIREMENT

As a registered broker-dealer under the SEC, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule pursuant to Rule 15c3-1, which requires the maintenance of a minimum net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness. At December 31, 2004, the Company had net capital of $2,351,974, which was $2,182,956 in excess of required minimum net capital of $169,018. The ratio of aggregate indebtedness to net capital was 1.08 to 1.

The Company is exempt from the requirements of Rule 15c3-3 pursuant to paragraph (k)(2)(ii) since the Company does not carry securities accounts for customers or performs custodial functions relating to customer securities.

8. COMMITMENTS AND CONTINGENCIES

The Company entered into a lease commitment for office space on June 30, 2001, which expires on November 29, 2010. During the year, the Company entered into a new lease on March 17, 2004 which expires on November 30, 2010. The lease commitments contain certain escalation clauses. The security deposit is in the form of a letter of credit from JPMorgan Chase Bank. At December 31, 2004, the future minimum base rental payments under this lease are as follows:

December 31	Commitment
2005	$ 391,402
2006	400,281
2007	409,313
2008	416,817
2009	424,491
Thereafter	395,988
Total	$2,438,292

Guarantees—In the ordinary course of the business, the Company's clearing agreement with its affiliate might have a certain element of guarantee. The Company performs securities execution on behalf of its clients for whom it commits to settle with the applicable clearinghouse or broker-dealer. The Company's liability under these agreements is not quantifiable and could exceed any cash deposit made by a client.

Litigation—The Company is involved in a legal matter relating to a claim, which is material to the Company's financial statements. Given the early stage of this matter its outcome cannot be predicted, and its resolution could be material to the Company's financial condition.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET AND CREDIT RISK

In the normal course of business, the Company executes securities transactions on behalf of customers through clearing brokers. In connection with these activities, a customer's unsettled trades may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company seeks to control the risk associated with its customer activities by making credit inquiries when establishing customer relationships. Credit exposure is monitored on an ongoing basis by an affiliate, who performs clearing and settlement functions for the Company.

For all transactions cleared through an affiliate, the Company's agreement with the affiliate provides that the Company assumes customer obligations in the event of non-performance.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, *Disclosures About Fair Value of Financial Instruments*, requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. All of the Company's financial instruments, as defined, are recognized in the statement of financial condition, and are carried at, or approximate, fair value.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 18, 2005

Collins Stewart, Inc.
444 Madison Avenue, 41st Floor
New York, NY 10022

In planning and performing our audit of the financial statements of Collins Stewart, Inc. (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 18, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also as required by rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that degree of compliance with the practices or procedures may deteriorate.

Our consideration of internal control would not necessarily disclose all maters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

